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2-28-02



02005791

UNITED STATES
[illegible] AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50205


SEC MAIL PROCESSING
RECEIVED
FEB 25 2002
WASH, D.C. SECTION
354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FLORIDA ATLANTIC SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO DATRAN CENTER, 9130 SOUTH DADELAND BLVD., SUITE 1704
(No. and Street)

MIAMI	FLORIDA	33156
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSE R. FERNANDEZ (305) 670-9255
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PERLESS, ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
(Name — *if individual, state last, first, middle name*)

8370 WEST FLAGLER STREET, SUITE 125,	MIAMI,	FLORIDA	33144
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/11/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALAN PAREIRA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FLORIDA ATLANTIC SECURITIES CORP., as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CEO

Title



Antonio F. Feliz
Commission # CC 789193
Expires NOV. 8, 2002
BONDED THRU
ATLANTIC BONDING CO., INC.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N☒A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N☒A (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FLORIDA ATLANTIC SECURITIES CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

PERLESS, ROTH, JONAS, MITTELBERG & HARTNEY, CPA'S, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
8370 W. FLAGLER STREET, SUITE 125
MIAMI, FLORIDA 33144-2078
(305) 554-1560 • FAX (305) 553-0115

ROBERT N. PERLESS, C.P.A.
ROBERT ROTH, C.P.A.
PETER F. JONAS, C.P.A.
RICKEY I. MITTELBERG, C.P.A.
JOHN C. HARTNEY, C.P.A.

February 20, 2002

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Florida Atlantic Securities Corp.

We have audited the accompanying statement of financial condition of Florida Atlantic Securities Corp. as of December 31, 2001, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly in all material respects, the financial position of Florida Atlantic Securities Corp. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with United States generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Perless, Roth, Jonas, Mittelberg & Hartney, CPA's. P.A.

PERLESS, ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

CURRENT ASSETS		
Cash in Banks and on Hand	$ 152,145	
Trading Securities Owned, All Marketable at Quoted Market, Original Cost - $263,165	198,252	
Trading Securities Owned, Not Readily Marketable, at Estimated Fair Value	8,100	
Accounts Receivable, No Reserve Required	1,675,919	
Prepaid Expenses	14,535	
Total Current Assets		$ 2,048,951
OTHER ASSETS		
Lease Security Deposit	$ 7,363	
Property and Equipment, at Cost, Net of Accumulated Depreciation of $11,177	6,895	
Organizational and Start-up Costs, Net of Accumulated Amortization of $46,816	6,184	
Total Other Assets		20,442
TOTAL ASSETS		$ 2,069,393

EXHIBIT "A"

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable -		
Securities Sold, Not Yet Purchased,		
at Market Value	$ 40,760	
Due to Correspondent Broker	232,245	
Due to Others	11,745	
Accrued Salaries, Commissions, and Other		
Expenses	154,565	
Income Taxes Payable	17,744	
Total Current Liabilities		$ 457,059
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Common Stock - $.01 Par Value; Voting Shares,		
Class A; Authorized - 2,000,000 Shares;		
Issued - 475,000 Shares	$ 4,750	
Common Stock - $.01 Par Value; Non-Voting Shares,		
Class B; Authorized - 1,000,000 Shares; Issued -		
25,000 Shares	250	
Additional Paid-In Capital	491,320	
Retained Earnings	1,116,014	
Total Stockholders' Equity		1,612,334
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 2,069,393

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "B"

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES		$ 1,524,544
OPERATING EXPENSES		
Salaries, Commissions, and Related Costs	$ 806,236	
Clearance, Quotation, and Communication Costs	123,752	
Occupancy and Other Rentals	49,823	
Taxes, Other than Income Taxes	2,571	
Other Operating Expenses	69,869	
Total Operating Expenses		1,052,251
PROFIT FROM OPERATIONS		$ 472,293
INTEREST EXPENSE		11,179
PROFIT BEFORE INCOME TAXES		$ 461,114
PROVISION FOR INCOME TAXES		173,643
NET PROFIT		$ 287,471

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "C"

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Retained Earnings
	Shares	Amount	Shares	Amount		
Balance - January 1, 2001	475,000	$ 4,750	25,000	$ 250	$491,320	$ 828,543
Net Profit for the Period	-	-	-	-	-	287,471
Balance - December 31, 2001	475,000	$ 4,750	25,000	$ 250	$491,320	$ 1,116,014

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "D"

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

OPERATING ACTIVITIES		
Net Profit	$ 287,471	
Adjustments to Reconcile Net Profit to Net Cash Provided by Operating Activities:		
Depreciation and Amortization	14,214	
Decrease in Unrealized Loss on Trading Securities	(62,854)	
Changes in Operating Assets and Liabilities:		
Decrease in Accounts Receivable	1,353,583	
Decrease in Trading Securities Owned at Cost	190,255	
Increase in Trading Securities Sold, Not Yet Purchased, at Cost	39,019	
Increase in Trading Securities Owned, Not Readily Marketable, at Estimated Fair Value	(8,100)	
Decrease in Prepaid Expenses	697	
Decrease in Due to Correspondent Broker	(221,175)	
Decrease in Accounts Payable and Accrued Expenses	(24,099)	
Increase in Income Taxes Payable	17,744	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 1,586,755
FINANCING ACTIVITIES		
Payment of Subordinated Debt	$ (1,500,000)	
NET CASH USED IN FINANCING ACTIVITIES		(1,500,000)
INCREASE IN CASH		$ 86,755
CASH AT BEGINNING OF YEAR		65,390
CASH AT END OF YEAR		$ 152,145
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest Paid		$ 23,281
Income Taxes Paid		$ 154,068

Subject to Comments in Attached Letter and Notes to Financial Statements.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Organization and Business - The Company was incorporated under the laws of the State of Florida on April 16, 1997, for the purpose of selling investment products and securities and other services related to investment advisement, money management, or other business services.

Customers, Broker-Dealers, Trading Inventory and Investment Balances - The Company is a registered broker-dealer and maintains its accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker which carries all customer and company accounts and maintains physical custody of customer and company securities.

All trading securities are valued at quoted market price and unrealized gains and losses are included in revenues from firm trading.

Investment securities are carried at original cost, unless there has been a permanent reduction in market value. The Company does not own any restricted or investment securities at December 31, 2001.

Property, Equipment, and Related Depreciation - Depreciation of property and equipment is provided by the straight-line method of depreciation at a rate calculated to amortize the cost of the assets over their estimated useful lives. The lives used in computing depreciation and amortization is as follows:

	Years
Furniture and Equipment	5

The costs of maintenance and repairs of property and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized in the property accounts. When properties are replaced, retired, or otherwise disposed of, the cost of such properties and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Organizational and Start-Up Costs - One-time, non-recurring expenditures, directly related to the formation and start-up of the Company, have been capitalized and are being amortized over a five (5) year period.

Income Taxes - For income tax purposes, the Company accounts for all trading securities owned on a market value basis.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2001, the Company's "Net Capital" was substantially in excess of its minimum requirement.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company entered into a sub-lease commencing September 1, 1999 for its office space in Miami, Florida. This lease expires on January 31, 2003.

Minimum rentals under this lease are as follows:

Year Ended December 31	
2002	$ 49,536
2003	4,128
	$ 53,664

FLORIDA ATLANTIC SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 4 - REVENUES

A breakdown of the Revenues earned for the year ended December 31, 2001 is as follows:

Commissions	$ 1,362,001
Administrative Fees	66,017
Firm Trading	(5,107)
Interest, Dividends, and Other	101,633
	$ 1,524,544

NOTE 5 - ACCOUNTS RECEIVABLE

A breakdown of the Net Accounts Receivable as of December 31, 2001 is as follows:

Due from Correspondent Broker	$ 1,619,570
Due from Others	55,833
Dividends and Interest	516
	$ 1,675,919

The amount Due From Correspondent Broker primarily represents funds in a cash account as part of the funds on deposit supporting the trading and underwriting activities of the Company.

NOTE 6 - EMPLOYMENT AGREEMENT

In September 1997, the Company entered into an employment agreement with its chief executive officer (Executive) for a term of five (5) years.

During the Term, the Executive shall not receive a base salary, but shall receive compensation in an amount in accordance with the Company's commission schedule under which the Executive shall receive a certain percentage of the total commissions, mark-ups, fees, or amounts paid to the Company as a result of the Executive's sale of investment products and securities and other investment, advisory, money management, and business services. The initial Commission Schedule may be amended from time to time by a majority of the Board of Directors.

This employment agreement can be terminated by mutual consent, exercise of certain provisions under a shareholders' agreement (See Note 7), or other factors.

NOTE 7 - SHAREHOLDERS' AGREEMENT

In September 1997, the Chief Executive Officer (Executive) and the other principal shareholder entered into an agreement as follows:

> Beginning upon the date of completion of the Company's financial statements for the fiscal year ending 2000, and continuing for a period of two (2) years from the date thereof, Executive shall have the right, but not the obligation, to require the other shareholder to purchase all of the shares of Class A Common Stock issued to him and then held by Executive at a price based upon a prearranged formula. Beginning upon the date of completion of the Company's financial statements for the fiscal year ending 2002, and continuing for a period of three (3) years from the date thereof, the other shareholder shall have the right, but not the obligation, to require Executive to sell all of the shares of Class A Common Stock then held by Executive at a price based upon a prearranged formula.
>
> To exercise this right, the Demanding Party shall provide the Complying Party with written notice of exercise of the right no more than 30 days before and 60 days after the date of completion of the Company's annual audited financial statements and this Notice shall identify certain information as disclosed in the agreement.

NOTE 8 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On January 30, 2001, the Company repaid its subordinated loan from BankAtlantic Bancorp, Inc., in the amount of $1,500,000.

NOTE 9 - BOOK VALUE PER SHARE

The book value per share of the Company at December 31, 2001, based upon the weighted average number of all shares (Class A and Class B) outstanding, as defined by the Financial Accounting Standards Board (FASB) in its release 128, is $3.225. The computation of book value per share includes the Unamortized Organization Costs and the net book value of Property and Equipment.

NOTE 10 - CONCENTRATION OF CREDIT RISK

The Company has cash in a Florida bank that is exposed to a concentration of credit risk. The total cash balance is insured by the F.D.I.C. up to $100,000 per bank. The Company has cash balances on deposit with a Florida bank at December 31, 2001, that exceeded the balance insured by the F.D.I.C. in the amount of $52,145.

SCHEDULE 1

FLORIDA ATLANTIC SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

NET CAPITAL		
Total Stockholders' Equity		$ 1,612,334
Add: Liabilities Subordinated to Claims of General Creditors		-
Total Capital and Allowable Subordinated Loans		$ 1,612,334
Less: Non-Allowable Assets and Other Deductions:		
1. Net Property and Equipment	$ 6,895	
2. Accounts and Loans Receivable	55,833	
3. Securities Non-Readily Marketable	8,100	
4. Net Organizational and Start-Up Costs	6,184	
5. Prepaid Expenses	14,535	
6. Lease Security Deposit	7,363	
7. Fidelity Bond Deductible	5,000	103,910
Net Capital Before Haircuts on Security Positions		$ 1,508,424
Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f):		
1. Trading and Investment Securities:		
a. Exempted Securities	$ -	
b. Debt Securities	5,334	
c. Other Securities	24,404	29,738
Net Capital		$ 1,478,686

NOTE - There are no significant differences in the computation of adjusted net capital between the unaudited broker-dealer focus report and the audited annual report.

SCHEDULE 1
(Continued)

FLORIDA ATLANTIC SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

AGGREGATE INDEBTEDNESS		
Items Included in Statement of Financial Condition		
Accounts Payable	$ 11,745	
Accrued Salaries, Commissions, and Other Expenses	154,565	
Income Taxes Payable	17,744	
Total Aggregate Indebtedness		$ 184,054
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)		$ 12,270
Minimum Net Capital Requirement		$ 100,000
Excess Net Capital (Net Capital Less Net Capital Required)		$ 1,378,686
Excess Net Capital at 1,000 Percent		$ 1,460,280
Percentage of Aggregate Indebtedness to Net Capital		12%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-Applicable

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2001

Balance, Beginning of Year	$ 1,500,000
Additions	-
Decreases	(1,500,000)
Balance, End of Year	$ -

SCHEDULE 3

FLORIDA ATLANTIC SECURITIES CORP.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. The clearing firm is Correspondent Service Corporation (CSC), a wholly-owned subsidiary of PaineWebber, Inc..

PERLESS, ROTH, JONAS, MITTELBERG & HARTNEY, CPA'S, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
8370 W. FLAGLER STREET, SUITE 125
MIAMI, FLORIDA 33144-2078
(305) 554-1560 • FAX (305) 553-0115

ROBERT N. PERLESS, C.P.A.
ROBERT ROTH, C.P.A.
PETER F. JONAS, C.P.A.
RICKEY I. MITTELBERG, C.P.A.
JOHN C. HARTNEY, C.P.A.

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Florida Atlantic Securities Corp.

We have examined the financial statements of Florida Atlantic Securities Corp. for the year ended December 31, 2001, and have issued our report thereon dated February 15, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safe-guarding securities) to the extent we considered necessary to evaluate the system as required by United States generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., or other designated regulatory organizations and other regulatory agencies which rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specific parties.

Perless, Roth, Jonas, Mittelberg & Hartney, CPA's. P.A.

PERLESS, ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

February 20, 2002